SEC
Mail Processing
Section

NOV 28 2012

Washington DC
401

SECURI  12062967 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 W Irvin Avenue
(No. and Street)

State College (City) PA (State) 16804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian L Anderson 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

270 Pierce Street, Suite 302 (Address) Kingston (City) PA (State) 18704 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian L Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Co., Inc. dba Nestlerode & Loy, Inc., as of November 20th, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kelly A. Walker, Notary Public
State College Boro, Centre County
My Commission Expires Dec. 23, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Brian Anderson
Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Brian L Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Co., Inc. dba Nestlerode & Loy, Inc., as of November 20th, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kelly A. Walker, Notary Public
State College Boro, Centre County
My Commission Expires Dec. 23, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Brian Anderson
Signature

CFO
Title

SEC
Mail Processing
Section
NOV 20 2012
Washington DC
401

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2012


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Williams & Co., LLP

November 5, 2012

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2012

ASSETS

Cash	$ 302,592
Receivables:	
Accounts receivable - brokers and dealers	17,090
Accounts receivable - 12b-1	3,350
Employee advances	569
Total receivables	21,009
Prepaid taxes and expenses	16,664
Deferred tax assets	2,605
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $146,114	45,036
	$ 387,906

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable - trade		$ 9,683
Accounts payable - 12b-1		1,675
Accrued salaries and wages		57,837
Accrued and withheld payroll taxes		2,970
	TOTAL LIABILITIES	72,165
STOCKHOLDERS' EQUITY		
Preferred stock		20,000
Common stock		24,200
Retained earnings		271,541
	TOTAL STOCKHOLDERS' EQUITY	315,741
		$ 387,906

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income
For the year ended September 30, 2012

REVENUES	
Commissions	$ 389,449
Service fees and other income	646,346
TOTAL REVENUES	1,035,795
OPERATING EXPENSES	1,034,264
INCOME FROM OPERATIONS	1,531
OTHER INCOME	
Interest income	376
INCOME BEFORE INCOME TAXES	1,907
PROVISION FOR INCOME TAXES	
Federal income tax	325
State income tax	115
TOTAL PROVISION FOR INCOME TAXES	440
NET INCOME	$ 1,467

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.

Statement of Changes in Stockholders' Equity
For the year ended September 30, 2012

	Common Stock	Preferred Stock	Retained Earnings	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 270,074	$ 314,274
Net income	-	-	1,467	1,467
BALANCES - ENDING	$ 24,200	$ 20,000	$ 271,541	$ 315,741

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,467
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		9,297
Loss on Disposal of Assets		656
Deferred income taxes		(21)
(Increase) decrease in:		
Accounts receivable - brokers and dealers		1,037
Accounts receivable - 12b-1		5
Employee advances		809
Prepaid taxes and expenses		(4,981)
Increase (decrease) in:		
Accounts payable - trade		(2,984)
Accounts payable - RBC		2,605
Accounts payable - 12b-1		(2)
Accrued salaries and wages		4,701
Accrued and withheld payroll taxes		(555)
NET CASH PROVIDED BY OPERATING ACTIVITIES		12,034
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture, equipment and leasehold improvements		(4,207)
NET CASH (USED IN) INVESTING ACTIVITIES		(4,207)
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH		7,827
CASH - BEGINNING		294,765
CASH - ENDING	$	302,592
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	3,533

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2012.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Depreciation and amortization expenses totaled $9,297 for the year ended September 30, 2012.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable income or which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to depreciation on property and equipment and charitable contributions expense.

As of September 30, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Stockholders' Equity

Details of stockholders' equity at September 30, 2012 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2012.

NOTE 7 – Pension Plan

Effective January 1, 2012, the Company replaced their SIMPLE pension plan with a 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $21,949 under both plans for the year ended September 30, 2012.

NOTE 8 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $43,579 for the year ended September 30, 2012.

NOTE 9 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2012 consisted of the following:

	Federal	Deferred	Total
Federal	$ 337	$ (12)	$ 325
State	$ 124	$ (9)	$ 115
Totals	$ 461	$ (21)	$ 440

Deferred tax assets consisted of the following components:

	Federal	State	Total
Property and Equipment	$ 443	$ 328	$ 771
Charitable Contributions Expense	$1,054	$ 780	$ 1,834
Totals	$ 1,497	$1,108	$ 2,605

The Company has charitable contribution carryforwards of $7,805, of which $4,805 will expire in 2016 and $3,000 in 2017.

NOTE 10 – Related Party Transactions

The Company leases office space under a month-to-month lease from West Irvin Associates, a related party that is partly owned by a minority stockholder of the Company. The total lease payments to West Irvin Associates for the year ended September 30, 2012 were $36,000.

NOTE 11 – Commitments and Contingencies

Management is not aware of any commitments or contingencies that require disclosure in accordance with U.S. generally accepted accounting principles.

NOTE 12 – Subsequent Events

Management has evaluated subsequent events through November 9, 2012, which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since September 30, 2012 that required recognition or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

Nestlerode & Loy, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
September 30, 2012

NET CAPITAL

Total stockholders' equity	$	315,741
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		315,741
Deductions		
Petty cash		381
Receivables due for fees earned from third-party participations		1,116
Mutual fund concessions receivable (net of related accounts payable)		859
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		1,675
Employee advances		569
Prepaid taxes and expenses		17,125
Fixed assets (net of accumulated depreciation and amortization)		45,035
Deferred tax assets		2,584
TOTAL DEDUCTIONS		69,344
ADJUSTED NET CAPITAL	$	246,397

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	6,219
Accounts payable - RBC		2,605
Accounts payable - 12b-1		1,675
Accounts payable - Mutual Fund Concessions		859
Accrued salaries and wages		57,837
Accrued and withheld payroll taxes		2,970
TOTAL AGGREGATE INDEBTEDNESS	$	72,165

Computation of Basic Net Capital

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	4,811
Minimum dollar net capital required	$	50,000

Adjusted Net Capital	$	246,397
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	196,397

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of September 30, 2012.

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2012.

Nestlerode & Loy, Inc.
Schedule II - Operating Expenses
For the year ended September 30, 2012

Commissions	$ 327,836
Wages	233,465
Insurance	54,054
Taxes	36,405
Pension contributions	21,949
Trading expense	63,035
Contracted services	27,912
Licenses and fees	9,626
Research	7,435
Dues and subscriptions	36,951
Office expense	39,385
Supplies	737
Postage	5,465
Training and seminars	1,087
Professional fees	25,593
Advertising	43,579
Rent	36,133
Maintenance	4,346
Telephone	28,758
Utilities	7,078
Travel and entertainment	4,263
Contributions	3,000
Depreciation and amortization	9,297
Miscellaneous	6,875
TOTAL OPERATING EXPENSE	$ 1,034,264


J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In planning and performing our audit of the financial statements of Nestlerode & Loy, Inc, as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
(Cont'd)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 5, 2012